

May 2, 2012

<u>Via Facsimile</u>
Danielle Joan Borrie
Infantly Available, Inc.
100 Adriana Louise Drive
Woodbridge, Ontario
Canada, L4H 1P7

> **Re:** **Infantly Available, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 27, 2012**
> **File No. 333-178788**

Dear Ms. Borrie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated April 24, 2012, and we reissue, in part, the comment. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Act of 2012 ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    *   Describe how and when a company may lose emerging growth company status; and

    *   A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Business, page 28

2.   We reissue comment eight in our letter dated April 24, 2012. Clarify, if true, that competitors have greater financial resources and longer operating histories than you. In addition, remove the reference to a "profitable business" since you have not even commenced operations.

Directors and Executive Officers, page 63

3.   We note your response to comment 9 in our letter dated April 24, 2012 and we reissue the comment. We also note from your bylaws that directors may be elected by a plurality of votes. Since, as you disclose, Ms. Borrie will hold 70% of your shares outstanding after the offering, it appears she will be able to exercise significant control over the selection of directors.   Please revise this section to clarify that Ms. Borrie will select your directors at least until such time as she disposes of her majority interest in the company.

Certain Relationships and Related Transactions, page 68

4.   We note your response to comment 10 in our letter dated April 24, 2012 and we reissue the comment. Your financial statements disclose a liability, due to related party, of $3,100 as of February 29, 2012. Please revise this section to describe transaction in which you incurred a liability of $3,100 due to a related party. In addition, we note the office space provided free of charge, as disclosed in footnote four to the financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director